VIA EDGAR

July 13, 2011

Anne Nguyen Parker, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, DC 20002

(Tel) 202-551-3611

(Fax) 703-813-6982

Dear Ms. Anne Nguyen Parker,

Subject: Response – re: Information Statement on Schedule 14C Filed December 21, 2010, File No. 0-28911

I am President of Cannabis Science, Inc. (the “Company”) and write this letter on behalf of the Company.  We furnish the following responses to your email letter of July 6, 2011, with respective number references corresponding to the item number requested in your aforementioned letter.

1.

We have updated the Commission’s current address as advised.

2.

Not amending the Schedule 14c Information Statement to reflect the increased authorized Class B common shares to 850 million was erroneous; we have amended the Information Statement to reflect the planned increased number of authorized common shares to 850 million throughout the document.

3.

We have corrected the Company’s address on the on the Schedule 14c Information Statement  to its current address at 2422 S. Trenton Way, Unit H, Denver, CO 80231 along with the relating shareholder and beneficial owner and management addresses on pages 4 and 7, respectively, of the Information Statement.

4.

We have filed an amended Schedule 14c Information Statement in conjunction with our responses to your comments and inquiries.

In addition, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please review our responses and amended Schedule 14C.  Should you require further information or clarification on any furnished responses, please do not hesitate to contact us at via email to info@cannabisscience.com.

Sincerely,

CANNABIS SCIENCE, INC.

/s/ Dr. Robert Melamede

Dr. Robert Melamede

President and CEO